





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46655

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New York Life Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Hudson Street
(No. and Street)

Jersey City	New Jersey	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marta Hansen — 201-685-6215
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marta Hansen _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

New York Life Distributors LLC _____ , as

of December 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Michele Bogner
Notary Public of NJ
My Commission Expires Dec. 10, 2019

NYLIFE Distributors LLC

(An affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2017

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Index
December 31, 2017



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Shareholder of NYLIFE Distributors LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of NYLIFE Distributors LLC ("the Company") as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2018

We have served as the Company's auditor since at least 2001. We have not determined the specific year we began serving as auditor of the Company.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2017

(In thousands)

Assets

Cash and cash equivalents	$	20,146
Investments in affiliated mutual funds - at fair value		20,559
Receivable from affiliated mutual funds		11,667
Receivable from unaffiliated mutual funds		119
Receivable from affiliates		799
Other assets		859
Deferred distribution costs, net of accumulated amortization of $15,076		9,224
Total assets	$	63,373

Liabilities and Member's Equity

Payable to affiliates	$	13,962
Accounts payable and accrued liabilities		10,875
Federal income taxes payable to New York Life Insurance Company		408
Deferred income taxes payable to New York Life Insurance Company, net		1,320
Total liabilities		26,565
Member's equity		36,808
Total liabilities and member's equity	$	63,373

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2017

(In thousands)

1. **Organization and Business**

    NYLIFE Distributors LLC (the "Company") is a Delaware limited liability company and a wholly owned subsidiary of New York Life Investment Management Holdings LLC ("Holdings"), which is a wholly owned subsidiary of New York Life Insurance Company ("NYLIC"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a member of the Securities Investor Protection Corporation as a requirement of its membership with FINRA.

    The Company acts as principal underwriter and agent for the distribution and sale of shares of a number of affiliated mutual funds including MainStay Funds, MainStay VP Funds, MainStay Funds Trust, IndexIQ mutual fund, and unaffiliated funds. The Company does not carry customer accounts or effect customer transactions and does not accept any customer funds or securities for deposit into any of the Company's accounts. The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 in accordance with Section k(1).

2. **Basis of Presentation**

    The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

3. **Summary of Significant Accounting Policies**

    Use of Estimates
    The preparation of this financial statement in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

    Cash Equivalents
    Investments with remaining maturities of three months or less at the date of purchase are considered cash equivalents and are carried at fair value.

    Investments
    The Company's investments in affiliated mutual funds are carried at fair value. Investments in affiliated mutual funds are valued at net asset value, as reported. For a discussion on valuation methods, refer to Note 5 – Fair Value Measurements. The Company holds these investments long term and do not turn over the shares in these portfolios. The Company uses this as an investment vehicle for its excess capital.

    Deferred Sales Commissions
    Commissions paid to financial intermediaries in connection with the sales of shares of Class B and Class C affiliated mutual funds are capitalized as deferred sales commissions, and amortized on a straight line basis over a six, four, or one year period, representing the periods during which commissions are generally recovered from redemption of Contingent Deferred Sales Charges ("CDSC") fees and 12b-1. The deferred sales commissions were evaluated for recoverability as of December 31, 2017. The Company's analysis indicated that no impairment had occurred, and as a

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2017

(in thousands)

result no change to the carrying amount was required. Deferred sales commissions are included in deferred distribution costs in the accompanying Statement of Financial Condition.

Other Assets
Other assets consist primarily of prepaid commissions with the Company's Administrator, Boston Financial Data Services and payments made to FINRA for Registered Representative licensing fees.

Distribution, Service, and Redemption Fee Revenues
The Company earns distribution, service and redemption "CDSC" fees pursuant to the terms of various agreements with several affiliated mutual funds, as well as unaffiliated fund families, to reimburse the Company for the costs of marketing and selling fund shares and servicing funds. The fees are generally determined as a percentage of client assets outstanding and include amounts earned for providing shareholder servicing, including recordkeeping and administration. CDSC fees received from shareholders of affiliated mutual funds upon redemption of their shares are recorded as revenue as of the trade date of the related mutual fund share redemption. The Company receives a CDSC fee on redemptions of certain products it distributes for which no initial sales charge was received, at rates that decline from 5.0% to 0% of the net asset value of shares redeemed over a six year period. These rates are specified in the prospectus at the time of sale. At December 31, 2017, amounts receivable under these agreements was $110 and is included in Receivable from affiliated mutual funds in the accompanying Statement of Financial Condition.

Other Fees
Other fee income consists of platform fees paid by our affiliate NYLIM Service Company LLC ("NYLIM Services") from affiliated mutual funds.

Commissions and Network Fees Expenses
When the Company enters into arrangements with broker-dealers or other third parties to sell or market affiliated mutual fund shares, commissions, trails, and shareholder administrative service costs are accrued when incurred. Amounts paid and owed to related parties are described in Note 6 – Related Party Transactions.

Service fees from Affiliates
Affiliated service fees are recorded as incurred based on the terms of the individual agreements with affiliates, as described in Note 6– Related Party transactions.

Income Taxes
For U.S. federal income tax purposes, the Company is treated as a limited liability company whose federal taxable income or loss flows through NYLIC, and is included in the group's U.S. federal consolidated income tax return. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that the Company computes its income tax provision or benefit, in general, on a separate company basis and may, where applicable, include the tax benefits of operating or capital losses utilizable in NYLIC's consolidated returns. Intercompany tax balances are generally settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated return. Current federal income taxes are charged or credited to operations based

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2017

(in thousands)

upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years.

State and local tax returns are generally filed separately. In those cases where the Company's results are included with NYLIC's state tax filings, the Company is charged or credited for state taxes paid by NYLIC only to the extent that the Company's income/loss increases or reduces NYLIC's state tax liability. However, in years where NYLIC's own income level requires it to pay a flat state tax and the Company's income/loss does not affect NYLIC's state tax liability, no state tax liability or benefit is allocated to the Company pursuant to the tax allocation agreement.

Deferred federal income tax assets and liabilities are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby GAAP and tax balance sheets are compared. Deferred income taxes are generally recognized based on enacted tax rates and a valuation allowance is recorded if it is more likely than not any portion of the deferred tax asset will not be realized.

In accordance with the authoritative guidance related to income taxes, the Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate tax authorities before any part of the benefit can be recorded in the financial statement.

Guarantees
In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnification provisions. The Company's maximum exposure under these arrangements is unknown and includes potential future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote. As of 12/31/2017 there have been no liabilities related to guarantees or any payouts made related to such guarantees.

4. **Business Risks and Uncertainties**

Weak market performance may adversely affect sales of affiliated mutual funds and cause potential purchasers of the funds to refrain from new or additional investments, and may cause current investors to withdraw from the market or reduce their rates of ongoing investment. Revenues of the Company are due to a large extent based on fees related to the value of shareholder investments in affiliated mutual funds. Consequently, poor equity market performance limits fee revenues and could impact the carrying value of certain assets.

The Company relies on computer systems to conduct business and to retain confidential information. While the Company has policies, procedures, automation and backup plans and facilities designed to prevent or limit the effect of failure; its computer systems may be vulnerable to disruptions or breaches as the result of natural disasters, man-made disasters, criminal activity, pandemics, or other events beyond its control. The failure of the Company's computer systems for any reason could disrupt its operations, result in the loss of customer business, damage the Company's reputation, expose the Company to litigation and regulatory action and adversely impact its profitability.

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2017

(in thousands)

The Company retains confidential information on its computer systems, including customer information and proprietary business information. Any compromise of the security of the Company's computer systems that results in the disclosure of personally identifiable customer information could damage the Company's reputation, expose the Company to litigation and regulatory action, increase regulatory scrutiny and require it to incur significant technical, legal and other expenses.

5. **Fair Value Measurements**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company's assets and liabilities recorded at fair value are measured and classified in accordance with a fair value hierarchy consisting of three levels based on the observability of the inputs used in measuring the fair value. The level is determined based on the lowest level input that is significant to the fair value measurement.

The levels of the fair value hierarchy are based on the inputs to the valuation as follows:

Level 1   Fair value is based on unadjusted quoted prices for identical assets and liabilities in an active market. Active markets are defined as a market which many transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2   Observable inputs other than Level 1 prices, such as quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active for identical or similar assets, or other model driven inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3   Instruments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions in pricing the asset or liability.

Determination of Fair Values

The Company has an established process for determining fair value. Security pricing is applied using a hierarchy approach whereby publicly available prices are first sought from third-party pricing services. The Company has investments in affiliated mutual funds which are priced daily with a publicly available NAV.

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2017

(in thousands)

The following table represents the balances of assets measured at fair value on a recurring basis as of December 31, 2017:

	2017			
	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Affiliated mutual funds	$ 20,559	$ -	$ -	$ 20,559
Cash Equivalents	$ -	$ 15,000	$ -	$ 15,000
Total assets accounted for at fair value on a recurring basis	$ 20,559	$ 15,000	$ -	$ 35,559

* The Company does not hold any assets for which the NAV per share is used as a practical expedient and for which the fair value hiearchy would not apply.

The following is a description of the valuation methodologies used to determine the fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Affiliated Mutual Funds
Mutual Funds are classified as Level 1. The Company has investments in affiliated mutual funds which are priced daily with a publicly available NAV.

Cash Equivalents
These include Treasury bills, commercial paper and other highly liquid instruments. These instruments are classified as Level 2 because they are generally not traded in active markets, however, their fair value is based on observable inputs. The prices are either obtained from a pricing vendor or amortized cost is used as the carrying value approximates fair value.

Transfers between levels
During the year ended December 31, 2017, there were no transfers between Levels 1 and 2. There were no Level 3 assets or liabilities during the year and no transfers into or out of Level 3 during the year. These transfers are assessed at the end of each year.

Non-recurring Fair Value Measurements
The Company may be required, from time to time, to measure certain other assets at fair value on a non-recurring basis in accordance with GAAP. At December 31, 2017, the Company did not have any assets measured at fair value on a non-recurring basis.

The Company's assets and liabilities that are not recorded at fair value include receivables and payables, which are short term in nature and observable, are deemed level 1. In addition, deferred sales commissions, which are long term in nature, and the estimated fair values of these assets and liabilities approximate carrying value deemed as level 2.

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2017

(in thousands)

6.   **Related Party Transactions**

The Company continues to be dependent on funding from Holdings to finance its various operations. A 12 month capital contribution commitment in the amount of $75 million was approved by the Sole Member of NYLIM Holdings LLC on January 17, 2018 covering the periods of March 1, 2018 through February 28, 2019.

The Company is party to service agreements with NYLIC and New York Life Investment Management LLC ("NYL Investments"), a wholly owned subsidiary of Holdings, whereby NYLIC and NYL Investments provide services, including personnel, office, legal, accounting, administrative and other services for which the Company is charged. The Company is charged for these services based upon (a) actual costs incurred, where they are separately identifiable and (b) allocation of costs incurred by NYLIC or NYL Investments developed principally through analyses of time spent on matters relating to the Company. Accrued expenses associated with these agreements were $7,906 and are included in Payable to affiliates in the accompanying Statement of Financial Condition.

The Company earns distribution, service and redemption fees, which are described below, pursuant to the terms of various agreements with several affiliated mutual funds including MainStay Funds, MainStay VP Funds Trust (the "VP Funds"), MainStay Funds Trust, and unaffiliated funds. As distributor of the VP Funds, the Company has entered into various agreements under which certain Funds have adopted Plans of Distribution (the "Plans") pursuant to Rule 12b-1 under the Investment Company Act of 1940. The Plans are required to be approved annually by Trustees of the funds.

The Company receives a distribution fee at either an annualized rate of 0.75% or 0.25% of the average daily net asset value of certain share classes of certain funds under each of the Plans. At December 31, 2017, amounts receivable under these agreements were $2,632 and are included in Receivable from affiliated mutual funds in the accompanying Statement of Financial Condition.

The Company also receives a service fee at the annualized rate of 0.25% of the average daily net assets of certain share classes of certain funds as compensation for services rendered to shareholders of the funds and the maintenance of shareholder accounts. At December 31, 2017, amounts receivable under these agreements were $4,569, and are included in Receivable from affiliated mutual funds in the accompanying Statement of Financial Condition.

The Company receives an initial sales charge on sales of certain fund shares subject to rates that decline from 5.5% to 0% of the offering price depending on the size of the investment. At December 31, 2017, amounts receivable under these agreements were $451, and are included in Receivable from affiliated mutual funds in the accompanying Statement of Financial Condition.

The Company receives a service fee at the annualized rate of 0.25% of the average daily net assets of the VP Funds Service Class. The VP Funds are an investment option for certain variable annuity and variable life insurance products issued by New York Life Insurance and Annuity Corporation ("NYLIAC"). NYLIAC is a wholly owned subsidiary of NYLIC. Pursuant to a service agreement, the Company pays these service fees to NYLIAC for servicing shareholder accounts. At December 31, 2017, the amounts accrued under this agreement were $3,906 and is included in Receivable from affiliated mutual funds in the accompanying Statement of Financial Condition.

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2017

(in thousands)

In connection with agreements with certain financial intermediaries, the Company receives from NYLIM Services, a fee attributable to that portion of the administrative and support fees charged to the funds by NYLIM Services, which are related to the portion of such administrative services provided by the financial intermediaries. The Company recorded a receivable of $646 at December 31, 2017 and is included in Receivable from affiliates on the accompanying Statement of Financial Condition.

In accordance with the terms of agreements with MacKay Shields LLC ("MacKay"), and GoldPoint Partners LLC, affiliates, the Company pays for supporting and consulting services regarding the procurement of assets to be managed by either an affiliated or unaffiliated investment management company. At December 31, 2017, the Company recorded a receivable from MacKay for $153 and is included in Receivable from affiliates on the accompanying Statement of Financial Condition.

NYLIFE Securities LLC ("Securities"), an affiliate, and the Company entered into a soliciting dealer agreement whereby the Company receives concession revenue, and pays Securities a commission for sales of the Funds' shares by registered representatives of Securities. At December 31, 2017, the Company recorded a payable for commissions for $2,160 included in payable to affiliates in the accompanying Statement of Financial Condition. At December 31, 2017, the Company capitalized $987 of these commissions which are included in Deferred distribution costs, net of accumulated amortization in the accompanying Statement of Financial Condition.

A summary of the components of the related party transactions as of December 31, 2017, included in the accompanying Statement of Financial Condition are as follows:

Payable to affiliates

New York Life Investments Management LLC	$	7,444
New York Life Insurance and Annuity Corporation		3,896
NYLIFE Securities LLC		2,160
New York Life Insurance Company		462
Total	$	13,962

Receivable from affiliates

MainStay Funds	$	11,558
NYLIM Service Company		646
MacKay		153
Total	$	12,357

7. **Taxes**

On December 22, 2017, tax reform legislation known as The Tax Cuts and Jobs Act (the "TCJA") was enacted into law in the United States. The TCJA includes various changes to the tax law,

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2017

(in thousands)

including a permanent reduction in the corporate federal income tax rate from 35% to 21% effective, January 1, 2018. Income tax effects resulting from changes in tax laws are accounted for by the Company in accordance with the authoritative guidance, which requires that these tax effects be recognized in the period in which the law is enacted and the effects are recorded as a component of provision for income taxes from continuing operations. As a result, the Company recognized the effects of the changes in the tax rate and laws resulting from the Tax Act for the year ended December 31, 2017.

Pursuant to the tax allocation agreement (see Note 3- Summary of Significant Accounting Policies), as of December 31, 2017, the Company recorded an income tax payable to NYLIC of $408.

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes. The Company's management has concluded that the deferred tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided. The components of the net deferred tax asset (liability) reported as of December 31, 2017 are attributable to the following temporary differences:

	2017
Deferred tax assets	
Unrealized investment losses	$ 166
Gross Deferred tax asset	$ 166
Deferred tax liabilities	
Deferred distribution costs - B Shares	$ (1,487)
Unrealized Investment gain	
Gross deferred tax liability	$ (1,487)
Net deferred income tax asset / (liability)	$ (1,320)

As of December 31, 2017, the Company has no federal net operating or capital loss carryforwards as they were fully utilized in the consolidated federal income tax return with NYLIC. As a member of NYLIC's consolidated group, the Company's federal income tax returns are routinely audited by the Internal Revenue Service and provisions are made in the financial statement in anticipation of the results of these audits. The IRS has completed audits through 2010 and tax years 2011 through 2013 are currently under examination with the IRS. The Company did not have any uncertain tax positions as of December 31, 2017.

8. **Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the Alternative Method permitted

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2017

(in thousands)

by the rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit items arising from customer transactions or $250. At December 31, 2017, the Company had net capital, as defined under such rules, of $17,916 which was $17,666 in excess of its required net capital of $250.

9. **Subsequent Events**

Subsequent events were evaluated through February 28, 2018, the date the financial statements were available to be issued, and it has been concluded that there are no additional subsequent events requiring consolidated financial statement disclosure. The Company continues to be dependent on funding from Holdings to finance its various operations. A 12-month capital contribution commitment in the amount of $75 million was approved by the Sole Member of NYLIM Holdings LLC on January 17, 2018 covering the periods of March 1, 2018 through February 28, 2019.

10. **Commitments or Contingencies**

Commitments and contingencies were evaluated through February 28, 2018, the date the financial statement was available to be issued, and has concluded that there are no additional commitments or contingencies events requiring consolidated financial statement disclosure.